FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________________ to____________________________.

Commission file number 1-10945

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
HOUSTON, TEXAS 77041

Oceaneering Retirement Investment Plan
Form 11-K
INDEX

            Report of Independent Registered Public Accounting Firm

            Statements of Net Assets Available for Benefits

            Statement of Changes in Net Assets Available for Benefits

            Notes to Financial Statements

            Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

            Signature

            Exhibit Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the U.S. Benefits Administrative Committee of the
Oceaneering Retirement Investment Plan
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oceaneering Retirement Investment Plan (the Plan) as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

We have served as the Plan’s auditor since 2014.
Houston, Texas
June 22, 2021

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019

Investments, at fair value	$544,420,091	$511,671,511
Investments, at net asset value	43,312,311	48,277,261
Total investments	587,732,402	559,948,772

Receivables:
Participant contributions	—	1,437,661
Employer contributions	473,676	835,490
Other	491,353	—
Notes receivable from participants	10,184,696	12,368,274
	11,149,725	14,641,425

Net assets available for benefits	$598,882,127	$574,590,197

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

Additions:
Dividend and interest income	$16,647,851
Interest income on notes receivable from participants	580,790
Net appreciation in fair value of investments	44,946,806
Contributions:
Participant contributions	26,353,758
Employer contributions	13,474,579
Participant rollovers	3,159,394
Total contributions	42,987,731

Total Additions	105,163,178

Deductions:
Distributions	(80,267,963)
Administrative expenses	(603,285)

Total Deductions	(80,871,248)

Net increase in net assets available for benefits	24,291,930
Net assets available for benefits, beginning of year	574,590,197
Net assets available for benefits, end of year	$598,882,127

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed three months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) with Oceaneering International, Inc. ("Oceaneering") and its subsidiaries.

Oceaneering is the sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Fidelity Management Trust Company ("Fidelity") has served as the trustee of the Plan since January 1, 2019.

The U.S. Benefits Administrative Committee (the “Administrative Committee”) is the Plan administrator and the ERISA named fiduciary of the Plan. The Administrative Committee currently consists of six persons appointed by the Board of Directors of Oceaneering. Audit fee expenses associated with the Plan's financial statements are paid by the Plan. Participant loan fees are paid from the account of the participant requesting the loan and are classified as administrative expenses. Any expense incurred in connection with the purchase and sale of securities for Plan funds are paid by the Plan and netted against investment income. All other expenses of the Plan are paid by the Plan.

Participants have the option of investing their contributions among 32 funds: one common/collective fund, one money market fund, 29 mutual funds, and the Oceaneering International, Inc. common stock fund (which consists of Oceaneering International, Inc. common stock ("Oceaneering Stock") and a short-term investment fund).

Participants may elect to receive, in their Plan accounts, a cash distribution attributable to dividends paid with respect to Oceaneering Stock held in their Plan accounts or to have such dividends reinvested in Oceaneering Stock. In the absence of an election, dividends are reinvested in Oceaneering Stock.

Participants may contribute, on a pre-tax or Roth after-tax basis, up to 80% of their compensation, as defined in the Plan document, per plan year up to the maximum deferrable amount allowed by the Internal Revenue Code of 1986, as amended (the "Code"). Eligible employees who have not made an election to defer a portion of their compensation, or have not affirmatively elected not to defer any of their compensation, are automatically enrolled in the Plan following three months of employment, and 3% of their compensation is contributed to the Plan. Their Plan accounts are invested in the American Funds Target Date Fund (the “Target Date Fund”) based on the participant's date of birth unless and until the participant directs otherwise. Absent an election to cease deferrals or contribute a different percentage, the participant's contribution level increases by 1% each year thereafter until it reaches 6%.
Prior to June 1, 2020, Oceaneering contributed an employer matching contribution amount equal to 100% of each participant’s deferred compensation up to a maximum of 6% of such participant's eligible compensation. Effective June 1, 2020, Oceaneering decreased its employer matching contribution amount from 100% to 50% on the first 6% of participants' eligible compensation contributed to the Plan on and after June 1, 2020. During the periods presented, Oceaneering's matching contributions have been made in cash and have been deposited directly into the fund options chosen by the participants for the investment of their pre-tax deferrals or Roth after-tax contributions to the Plan or the applicable Target Date Fund.

The Plan provides that each fund's income (loss) shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan maturities may not exceed five years, unless the loan is used to acquire a principal residence. The loan maturities for the purchase of a principal residence may not exceed

10 years. Loans are secured by the balance in the applicable participant's account. All loans bear a commercially reasonable rate of interest, which the employer has determined to be the prime rate as published by Reuters plus 1.0%. Interest rates for loans range between 2.9% and 6.5% as of December 31, 2020. Principal and interest are paid through payroll deductions.

The Plan pays lump-sum benefits or installment payments on retirement, death or termination of employment. In-service withdrawals may be made by a participant who has attained age 59½ or is disabled. The Plan also permits hardship distributions. The Plan permits partial distributions on termination of employment.
The Plan provides that the entire amount of participant contributions and related earnings is fully vested, and that employer contributions and related earnings vest according to the following schedule:

Years of Service	Vested Percentage
Less than two	0%
At least two	100%
Upon termination of employment for any reason prior to age 55, other than due to death or disability, the non-vested portion of a participant's employer contribution account is forfeited on the earlier of (a) the last day of the plan year in which the participant incurs five consecutive 1-Year Breaks in Service (as defined in the Plan) or (b) the date the participant receives a distribution of his or her entire account balance. The amount of any forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive 1-Year Breaks in Service.

Included in net assets available for benefits at December 31, 2020 and 2019, respectively, were forfeitures in the amount of $589,278 and $358,390. For the years ended December 31, 2020 and 2019, respectively, forfeitures of $838,695 and $500,000 were used to reduce employer matching contributions.

Oceaneering may amend or modify the Plan at any time, except that no amendment or modification may have the effect of transferring to Oceaneering or any participating employer any interest or ownership of the Plan's net assets or of permitting the Plan's net assets to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment may change the Plan's vesting schedule, unless each participant having not less than two years of service is permitted to elect to have the vested portion of his or her account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on his or her account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Oceaneering Stock and cash then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan will be paid by Oceaneering, except that in the case of bankruptcy or insolvency of Oceaneering, such expenses would be paid by the Plan.

The World Health Organization declared a pandemic and the U.S. Government declared a national emergency in March 2020 due to the coronavirus ("COVID-19") pandemic. The ongoing COVID-19 pandemic has resulted in widespread adverse impacts on the global economy and substantial volatility in financial markets and investment portfolios. As such, the Plan saw related volatility in the market value of securities held during 2020.

The Plan has adopted several requirements of the Setting Every Community Up for Retirement Enhancement Act of 2019 (the "SECURE Act") and the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), including allowing certain eligible individuals to receive coronavirus-related relief for distributions of up to $100,000, deferral of loan repayments, and waiver of required minimum distributions for 2020. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

2. Accounting Policies

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis using information provided by the Plan trustee. Benefit payments are recorded when paid.

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are accrued on the ex-dividend date.

Certain investments are carried at fair value. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement,” includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities;

Level 2 - Inputs, other than quoted prices in active markets for identical assets and liabilities, that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•quoted prices for similar assets and liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in markets that are not active;
•observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own determinations about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan has no assets measured by Level 2 or Level 3 of the fair value hierarchy.

3. Investment Valuations

Fair Value - The following is a description of the valuation methodologies used for certain investments measured at fair value. There have been no changes in the methodologies used during 2020 and 2019.

–Mutual funds: Valued at the quoted net asset value of shares held by the Plan at the financial statement date reported on an active market. Mutual funds are categorized as Level 1 investments;

–Oceaneering Stock fund: Oceaneering shares are valued based on quoted market price at the financial statement date, as reported on the New York Stock Exchange. Oceaneering Stock is categorized as a Level 1 investment. The balance of the fund is in cash or cash equivalents; and

–Money market fund: The Vanguard Treasury Money Market Fund seeks to maintain a constant net asset value of $1 per unit and is valued at the quoted net asset value of shares held by the Plan at the financial statement date reported on an active market. Money market funds are categorized as Level 1 investments.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2020.

	Level 1	Level 2	Level 3	Total

Mutual funds	$480,037,614	$—	$—	$480,037,614
Company stock fund	58,972,722	—	—	58,972,722
Money market fund	5,409,755	—	—	5,409,755
Total investments at fair value	$544,420,091	$—	$—	$544,420,091

The following table sets forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2019.

	Level 1	Level 2	Level 3	Total

Mutual funds	$436,710,652	$—	$—	$436,710,652
Company stock fund	71,508,264	—	—	71,508,264
Money market fund	3,452,595	—	—	3,452,595
Total investments at fair value	$511,671,511	$—	$—	$511,671,511

There were no significant transfers in and/or out of the fair value categories during 2020 and 2019.

Common Collective Trust Fund - The Wells Fargo Stable Return Fund Class Q (the "Q Fund") is a common collective trust fund that invests all of its assets in the Wells Fargo Stable Return Fund G (the "G Fund"), a common collective fund sponsored by Wells Fargo. The G Fund invests in investment contracts, such as traditional guaranteed investment contracts ("GICs") and asset-backed contracts issued by insurance companies and other financial institutions. The net asset value (" NAV"), as provided by the Plan trustee, is used as a practical expedient to estimate fair value of participation units held by the Plan at the end of the year in the common collective trust fund. The NAV is based on the fair value of the underlying investments, less its liabilities. Since the NAV per share practical expedient is used to value these investments, they are not classified in the fair value hierarchy.

All of the asset-backed contracts held in the common collective trust are fully participating contracts. In a fully participating contract, the asset and liability risks may be transferred from a protective contract issued by a bank or insurance company, referred to as a "wrap," to the common collective trust in the event of a termination or non-participant-directed withdrawal, transfer or loan. The wrap provider may terminate the contract and settle at an amount different from the contract value if the wrap provider of the common collective trust is unable to meet the terms of the wrap contract. The likelihood of such events happening is not probable.

4. Risks and Uncertainties

The Plan provides for various investments in the Oceaneering Stock fund, common/collective funds, mutual funds and money market funds. Investment securities, in general, are exposed to various risks, including, among others, interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts recorded in the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets, and participant account balances.

5. Related-Party Transactions
Certain investments of the Plan are managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, these transactions are party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in Oceaneering Stock. Because Oceaneering is the Plan sponsor, transactions involving Oceaneering Stock are party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA pursuant to an exemption set forth in those rules.

6. Income Tax Status

Effective as of January 1, 2013, the Plan was amended and restated from a non-standardized prototype plan document to an individually designed plan document, and has received a favorable determination letter from the Internal Revenue Service (the "IRS") dated January 21, 2015 stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the Plan and related trust are tax exempt. During the period of the Plan amendment and the favorable determination from the IRS, the Plan retained its status as a qualified plan under Code Section 401(a) rules applicable to remedial amendment periods for qualified retirement plans. The Plan was amended and restated subsequent to the receipt of the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken on behalf of the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2020, there are no uncertain positions taken or expected to be taken. No interest or penalties related to uncertain tax positions have been recognized on behalf of the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Reconciliation of Financial Statements to Form 5500

At December 31, 2020 and 2019, there were no reconciling items from the financial statements to Form 5500.

8. Subsequent Events

The Plan's administrator evaluated subsequent events from December 31, 2020 through June 22, 2021, the date these financial statements were issued. During this period, there have been no significant subsequent events that require adjustments to or disclosure in the financial statements as of December 31, 2020 or for the year then ended, except as follows.

Oceaneering has announced that, effective August 1, 2021, Oceaneering will increase its employer matching contribution amount from 50% to 100% on the first 6% of participants' eligible compensation contributed to the Plan on and after August 1, 2021. This is a reinstatement of Oceaneering's match to the level prior to the reduction in June 2020.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003
December 31, 2020

		Description	Current
	Identity of Issue	of Investment	Value
*	Oceaneering International, Inc. Common Stock	7,417,496 shares and cash	$58,972,722
**	Wells Fargo Stable Return Fund Class Q	Common/Collective Fund	43,312,311
	Vanguard Treasury Money Market Fund	Money Market	5,409,755
	Carillon Eagle Mid Cap Growth Fund Class R5	Mutual Fund	28,202,234
	American Funds Europacific Growth Fund	Mutual Fund	17,100,804
	American Funds American Balanced Fund R6	Mutual Fund	18,190,766
	DFA Global Real Estate Securities Port	Mutual Fund	625,423
	Goldman Sachs Small Cap Value Fund	Mutual Fund	6,135,949
	Hotchkis & Wiley High Yield I	Mutual Fund	683,210
	MFS Value Fund R4	Mutual Fund	10,679,261
*	Fidelity Mid Cap Index Fund	Mutual Fund	13,359,288
*	Fidelity Small Cap Index Fund	Mutual Fund	10,569,801
*	Fidelity 500 Index Fund	Mutual Fund	52,210,932
*	Fidelity U.S. Bond Index Fund	Mutual Fund	6,637,928
*	Fidelity Total International Index Fund	Mutual Fund	1,767,690
	Vanguard Total International Bond Index Fund Admiral Shares	Mutual Fund	1,032,090
	Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual Fund	1,681,319
	Frost Total Return Bond Fund Institutional Shares	Mutual Fund	16,618,717
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	50,773,532
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	18,398,705
	T. Rowe Price New Horizons Fund	Mutual Fund	39,091,818
	American Funds 2010 Target Date Retirement Fund Class R6	Mutual Fund	4,419,446
	American Funds 2015 Target Date Retirement Fund Class R6	Mutual Fund	2,052,616
	American Funds 2020 Target Date Retirement Fund Class R6	Mutual Fund	15,726,513
	American Funds 2025 Target Date Retirement Fund Class R6	Mutual Fund	11,365,373
	American Funds 2030 Target Date Retirement Fund Class R6	Mutual Fund	44,432,598
	American Funds 2035 Target Date Retirement Fund Class R6	Mutual Fund	11,345,954
	American Funds 2040 Target Date Retirement Fund Class R6	Mutual Fund	38,521,400
	American Funds 2045 Target Date Retirement Fund Class R6	Mutual Fund	10,521,598
	American Funds 2050 Target Date Retirement Fund Class R6	Mutual Fund	38,667,638
	American Funds 2055 Target Date Retirement Fund Class R6	Mutual Fund	5,416,663
	American Funds 2060 Target Date Retirement Fund Class R6	Mutual Fund	3,808,348
	Total investments		587,732,402

*	Participant loans	Interest rates ranging from 2.9% to 6.5% with varying maturity dates	10,184,696

	Total investments and participant loans		$597,917,098

*	Party-In-Interest
**	Valued at net asset value

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    OCEANEERING RETIREMENT INVESTMENT PLAN

Date: June 22, 2021      By: /s/ HOLLY KRIENDLER
                      Chair, U.S. Benefits Administrative Committee
                     Holly Kriendler

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Harper & Pearson Company, P.C., Independent Registered Public Accounting Firm